FOR IMMEDIATE RELEASE: September 2, 2011	PR 11-21

Atna Completes Acquisition of Pinson Gold Mine

Golden, CO – Atna Resources Ltd. (“Atna” or the “Company”) (TSX:ATN/ OTCBB:ATNAF) is pleased to announce it has completed its acquisition of the Pinson Gold Mine, located in Humboldt County,  Nevada.

Atna has acquired Pinson Mining Company’s (“PMC”) 70 percent interest in the Pinson Mine.  PMC is a subsidiary of Barrick Gold Corporation.  Simultaneously, Atna entered into a CDN$20 million senior secured credit facility led by Sprott Resource Lending Partnership ("Sprott") to finance the cash portion of the acquisition and to provide initial development capital for the project.

"This acquisition gives Atna control of a permitted, high grade gold resource and partially developed underground mining project located on the prolific Getchell gold belt of northern Nevada,” states James Hesketh, Atna’s President & CEO. "With the closing of this transaction, we plan to move quickly to put Pinson into production. This will commence with work to define an underground development plan and to provide an updated estimate of mineral resources and an estimate of proven and probable ore reserves. Early tasks will include the retention of an underground mining contractor, driving secondary access, test mining and ore stope delineation work."

As part of this closing, Atna terminated its Mining Venture Agreement with PMC and also signed a non-exclusive Ore Milling and Gold Purchase Agreement with an affiliate of PMC allowing for processing of Pinson Mine ores at Barrick's Goldstrike processing facilities.  On dissolution of the Mining Venture Agreement, Atna becomes owner of four square miles  of land containing the Pinson Mine and declared mineral resource, and PMC becomes owner of all, or portions of, 21 square miles of land surrounding the four sections to be owned by Atna.  Atna paid US$15.0 million in cash and issued 15 million common shares of Atna to Barrick Gold Corporation as part of this transaction. PMC retains 10 percent net profits royalty that will be triggered after the first 120,000 ounces of gold are produced from the property.

The term of the credit facility with Sprott is one year, with an optional one-year extension at Sprott's discretion. Interest is accrued at 9% per annum, compounded and payable monthly.  Atna also paid a structuring fee of CDN$150,000 and, as consideration for advancing the facility, paid an arrangement fee of 1.05 million common shares of Atna.

For additional information on Atna Resources and the Pinson Mine project, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation relating to completion of the acquisition, resource expansion potential, mine development, gold production, and economic potential at the Pinson property. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change, unless required by law. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: gold production and operating costs, the Company might encounter problems such as the significant depreciation of metals prices; accidents and other risks associated with mining exploration and development operations; the risk that the Company will encounter unanticipated geological factors; the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development programs; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2010 Form 20-F dated March 23, 2011.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464
Valerie Kimball, Investor Relations - toll free (877) 692-8182
www.atna.com